Exhibit 99.1

So-Young Announces Receipt of Minimum Bid Price Notice from Nasdaq

BEIJING, Aug. 29, 2024-- So-Young International Inc. (Nasdaq: SY) ("So-Young" or the "Company"), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced it has received a notification letter dated August 28, 2024 (the “Notice”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Notice has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until February 24, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by February 24, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young's strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young's beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

So-Young

Investor Relations
Ms. Mona Qiao
Phone: +86-10-8790-2012
E-mail: ir@soyoung.com

Christensen

In China
Ms. Dee Wang
Phone: +86-10-5900-1548
E-mail: dee.wang@christensencomms.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com

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